Exhibit 99.24

Form 45-106F1 Report of Exempt Distribution ITEM 1—REPORT TYPE 0 New report D Amended report If amended, provide filing date of report that is being amended ..... I __ .___....___.I (YYYY-MM-DD) ITEM 2—PARTY CERTIFYING THE REPORT Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81-106 Investment Fund Continuous Disclosure and the companion policy to NI 81-106 (in Quebec, Regulation 81-106 respecting Investment Fund Continuous Disclosure and Policy Statement to Regulation 81-106 respecting Investment Fund Continuous Disclosure). D Investment fund issuer 0 Issuer (other than an investment fund) D Underwriter ITEM 3—ISSUER NAME AND OTHER IDENTIFIERS Provide the following information about the issuer, or if the issuer is an investment fund, about the fund. Full legal name IMayfair Gold Corp. / Mayfair Gold Corp. Previous full legal name .________________________ ___.  If the issuer’s name changed in the last 12 months, provide most recent previous legal name. Website Iwww. mayfairgold.ca I(if applicable) If the issuer has a legal entity identifier, provide below. Refer to Part B of the Instructions for the definition of “legal entity identifier”. Legal entity identifier Is29900GNW8V7QAJGZ082  If two or more issuers distributed a single security, provide the full legal name(s) of the co-issuer(s) other than the issuer named above. Full legal name(s) of co-issuer(s) (if applicable) ITEM 4—UNDERWRITER INFORMATION If an underwriter is completing the report, provide the underwriter’s full legal name, firm NRD number, and SEDAR+ profile number. Full legal name Firm NRD number (if applicable) SEDAR+ profile number

ITEM 5—ISSUER INFORMATION If the issuer is an investment fund, do not complete Item 5. Proceed to Item 6. a) Primary industry Provide the issuer’s North American Industry Classification Standard (NA/CS) code (6 digits only) that in your reasonable judgment most closely corresponds to the issuer’s primary business activity. NAICS industry code 1212220 I If the issuer is in the mining industry, indicate the stage of operations. This does not apply to issuers that provide services to issuers operating in the mining industry. Select the category that best describes the issuer’s stage of operations. 0 Exploration D Development D Production Is the issuer’s primary business to invest all or substantially all of its assets in any of the following? Ifyes, select all that apply. D Mortgages D Real estate D Commercial/business debt D Consumer debt D Private companies D Cryptoassets b) Number of employees Number of employees: 0 0-49 0 50-99 0 100-499 D 500 or more c) SEDAR+ profile number Provide the issuer’s SEDAR+ profile number I000050362 I ITEM 6—INVESTMENT FUND ISSUER INFORMATION If the issuer is an investment fund, provide the following information. a) Investment fund manager information Full legal name I I Firm NRD number I I (if applicable) SEDAR+ profile number I I b) Type of investment fund Type of investment fund that most accurately identifies the issuer (select only one). D Money market 0 Equity D Fixed income D Balanced D Alternative strategies D Cryptoasset D Other (describe) I I

Indicate whether one or both of the following apply to the investment fund. D Invest primarily in other investment fund issuers 0 Is a UCITs Fund 1 1 Undertaking for the Collective Investment of Transferable Securities funds (UC/Ts Funds) are investment funds regulated by the European Union (EU) directives that allow collective investment schemes to operate throughout the EU on a passport basis on authorization from one member state. c) Net asset value (NAV) of the investment fund Select the NAV range of the investment fund as of the date of the most recent NAV calculation (Canadian$). Date of NAV calculation: D Under$5M D $SM to under $25M D $25M to under $100M D $1 QOM to under $500M D $500M to under $1 B D $1 B or over yyyy MM DD ITEM 7—INFORMATION ABOUT THE DISTRIBUTION If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions orfinder’s fees, in connection with the distribution, which must be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report. a) Currency Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars. [{] Canadian dollar D US dollar D Euro Other (describe) I I b) Distribution dates State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distribued on a continuous basis, include the start and end dates for the distribution period covered by the report. Start date I 2025 I 09 I 16 I End date I 2025 I 09 I 16 I yyyy MM DD yyyy MM DD c) Detailed purchaser information Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report. d) Types of securities distributed Provide the following information for all distributions reported on a per security basis. Refer to Part A(12) of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed. Canadian$ CUSIP Security number{if Description of security Number of Single or Highest Total amount code applicable) securities lowest price price CMS 57808L107 Common Shares 24,244,000.0000 1.6500 1.6500 40,002,600.0000

e) Details of rights and convertible/exchangeable securities If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security. Exercise price Convertible I Underlying Expiry date (YYYY-MM- Describe other terms (if (Canadian $) exchangeable Conversion ratio security code security code DD) applicable) Lowest Highest f) Summary of the distribution by jurisdiction and exemption State the total dollar amount ofsecurities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only. This table requires a separate line item for: (i) each jurisdiction where a purchaser resides, (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction. For jurisdictions within Canada, state the province or territory, otherwise state the country. Province or country Exemption relied on Number of unique Total amount (Canadian purchasers2a $) NI 45-106 5A.2 [Listed issuer financing Alberta exemption] 3 89, 100.0000 NI 45-106 5A.2 [Listed issuer financing Australia exemption] 1 172,507.5000 NI 45-106 5A.2 [Listed issuer financing Bahamas exemption] 1 89,100.0000 NI 45-106 5A.2 [Listed issuer financing British Columbia exemption] 24 2,716,743.1500 NI 45-106 5A.2 [Listed issuer financing Bermuda exemption] 1 80,124.0000 Cayman Islands NI 45-106 5A.2 [Listed issuer financing 2 792,000.0000 exemption] Hong Kong NI 45-106 5A.2 [Listed issuer financing 2 156,599.8500 exemption] Jersey NI 45-106 5A.2 [Listed issuer financing 1 103,125.0000 exemption] NI 45-106 5A.2 [Listed issuer financing Ontario 12 2,515,063.6500 exemption] Quebec NI 45-106 2.3 [Accredited investor] 1 82,500.0000 NI 45-106 5A.2 [Listed issuer financing Switzerland 1 49,999.9500 exemption] NI 45-106 5A.2 [Listed issuer financing United Arab Emirates 2 262,803.7500 exemption] United States of NI 45-106 5A.2 [Listed issuer financing 12 32,839,852.6500 America exemption] Virgin Islands British NI 45-106 5A.2 [Listed issuer financing 1 53,080.5000

!exemption] I Total dollar amount of securities distributed $40,002,600.0000 Total number of unique purchasers2b I 64 20 In calculating the number of unique purchasers per row, count each purchaser only once. Joint purchasers may be counted as one purchaser. 2bln calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser. g) Net proceeds to the investment fund by jurisdiction If the issuer is an investment fund, provide the net proceeds to the investment fund for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides.3/f an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include net proceeds for that jurisdiction of Canada only. For jurisdictions within Canada, state the province or territory, otherwise state the country. Province or country Net proceeds {Canadian $) Total net proceeds to the investment fund 3“Net proceeds” means the gross proceeds realized in the jurisdiction from the distributions for which the report is being filed, Jess the gross redemptions that occurred during the distribution period covered by the report.

ITEM 8—COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106 (in Quebec, Regulation 45-106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. 0 No 0 Yes If yes, indicate number of persons compensated. D a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. 0 No 0 Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual I I I I Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual IBeacon Securities LimitedNaleurs Mobilieres Beacon Ltee I Firm NRD number 115540 I(if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal It] No D Yes b) Business contact information If a firm NRD number is not provided in Item B(a), provide the business contact information of the person being compensated. Street address I I Municipality I I Province/State I I Country I I Postal code/Zip code I I Email address I I Telephone number I I c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part 8(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45-106 (in Quebec, Regulation 45-106 respecting Prospectus Exemptions) for the purposes of completing this section. D Connected with the issuer or investment fund manager D Insider of the issuer (other than an investment fund) D Director or officer of the investment fund or investment fund manager D Employee of the issuer or investment fund manager 0 None of the above d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item B(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 1 .... $ _1_,2_4_7_,_68_3_._33_o________ o _ . Value of all securities distributed as compensation 4 1 $0.0000 Security code 1 Security code 2 Security code 3 Security codes OPT 818,212 compensation options. Each option exercisable to acquire 1 common share at $1.65 Describe terms of warrants, options or other rights until Sept 16, 2027 Other compensation 5 Describe Total compensation paid 1 .... $ _1_,2_4_7_,6_8_3_.3_3_o_o______ ~ D Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation. excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, ~options, warrants or other rights exercisable to acquire additional securities of the issuer. 500 not include deferred compensation.

ITEM 8—COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106 (in Quebec, Regulation 45-106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. 0 No 0 Yes If yes, indicate number of persons compensated. D a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. 0 No 0 Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual I I I I Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual IHAYWOOD SECURITIES INC./ VALEURS MOBILIERES HAYWOOD Inc. I Firm NRD number 11630 I(if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal It] No D Yes b) Business contact information If a firm NRD number is not provided in Item B(a), provide the business contact information of the person being compensated. Street address I I Municipality I I Province/State I I Country I I Postal code/Zip code I I Email address I I Telephone number I I c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part 8(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45-106 (in Quebec, Regulation 45-106 respecting Prospectus Exemptions) for the purposes of completing this section. D Connected with the issuer or investment fund manager D Insider of the issuer (other than an investment fund) D Director or officer of the investment fund or investment fund manager D Employee of the issuer or investment fund manager 0 None of the above d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item B(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 1 .... $ _2_5_9_,9_3_4_.2_8_o_o_______ ___.  Value of all securities distributed as compensation 4 1 $0.0000 Security code 1 Security code 2 Security code 3 Security codes OPT 170,461 compensation options. Each option exercisable to acquire 1 common share at $1.65 Describe terms of warrants, options or other rights until Sept 16, 2027 Other compensation 5 Describe Total compensation paid 1 .... $ _2_5_9_,9_3_4_.2_8_o_o _______~ D Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation. excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, ~options, warrants or other rights exercisable to acquire additional securities of the issuer. 500 not include deferred compensation.

ITEM 8—COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106 (in Quebec, Regulation 45-106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. 0 No 0 Yes If yes, indicate number of persons compensated. D a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. 0 No 0 Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual I I I I Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual IRED CLOUD SECURITIES INC. I Firm NRD number 162810 I(if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal It] No D Yes b) Business contact information If a firm NRD number is not provided in Item B(a), provide the business contact information of the person being compensated. Street address I I Municipality I I Province/State I I Country I I Postal code/Zip code I I Email address I I Telephone number I I c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part 8(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45-106 (in Quebec, Regulation 45-106 respecting Prospectus Exemptions) for the purposes of completing this section. D Connected with the issuer or investment fund manager D Insider of the issuer (other than an investment fund) D Director or officer of the investment fund or investment fund manager D Employee of the issuer or investment fund manager 0 None of the above d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item B(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 1$ .... _1_0_3_,9_7_3_.1_0_0_0_______ ___.  Value of all securities distributed as compensation 4 1 $0.0000 Security code 1 Security code 2 Security code 3 Security codes OPT 68,184 compensation options. Each option exercisable to acquire 1 common share at $1.65 Describe terms of warrants, options or other rights until Sept 16, 2027 Other compensation 5 Describe Total compensation paid 1$ .... _1_0_3_,9_7_3_.1_0_0_0 _______~ D Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation. excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, ~options, warrants or other rights exercisable to acquire additional securities of the issuer. 500 not include deferred compensation.

ITEM 8—COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106 (in Quebec, Regulation 45-106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. 0 No 0 Yes If yes, indicate number of persons compensated. D a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. 0 No 0 Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual I I I I Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual IBMO NESBITT BURNS INC. I Firm NRD number I2sso I(if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal It] No D Yes b) Business contact information If a firm NRD number is not provided in Item B(a), provide the business contact information of the person being compensated. Street address I I Municipality I I Province/State I I Country I I Postal code/Zip code I I Email address I I Telephone number I I c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part 8(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45-106 (in Quebec, Regulation 45-106 respecting Prospectus Exemptions) for the purposes of completing this section. D Connected with the issuer or investment fund manager D Insider of the issuer (other than an investment fund) D Director or officer of the investment fund or investment fund manager D Employee of the issuer or investment fund manager 0 None of the above d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item B(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 1$ .... _1_0_3_,9_7_3_.1_0_0_0_______ ___.  Value of all securities distributed as compensation 4 1 $0.0000 Security code 1 Security code 2 Security code 3 Security codes OPT 68,184 compensation options. Each option exercisable to acquire 1 common share at $1.65 Describe terms of warrants, options or other rights until Sept 16, 2027 Other compensation 5 Describe Total compensation paid 1$ .... _1_0_3_,9_7_3_.1_0_0_0 _______~ D Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation. excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, ~options, warrants or other rights exercisable to acquire additional securities of the issuer. 500 not include deferred compensation.

ITEM 8—COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106 (in Quebec, Regulation 45-106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. 0 No 0 Yes If yes, indicate number of persons compensated. D a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. 0 No 0 Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual I I I I Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual IDESJARDINS SECURITIES INC.NALEURS MOBILIERES DESJARDINS INC. I Firm NRD number 11030 I(if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal It] No D Yes b) Business contact information If a firm NRD number is not provided in Item B(a), provide the business contact information of the person being compensated. Street address I I Municipality I I Province/State I I Country I I Postal code/Zip code I I Email address I I Telephone number I I c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part 8(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45-106 (in Quebec, Regulation 45-106 respecting Prospectus Exemptions) for the purposes of completing this section. D Connected with the issuer or investment fund manager D Insider of the issuer (other than an investment fund) D Director or officer of the investment fund or investment fund manager D Employee of the issuer or investment fund manager 0 None of the above d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item B(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 1$ .... _1_0_3_,9_7_3_.1_0_0_0_______ ___.  Value of all securities distributed as compensation 4 1 $0.0000 Security code 1 Security code 2 Security code 3 Security codes OPT 68,184 compensation options. Each option exercisable to acquire 1 common share at $1.65 Describe terms of warrants, options or other rights until Sept 16, 2027 Other compensation 5 Describe Total compensation paid 1$ .... _1_0_3_,9_7_3_.1_0_0_0 _______~ D Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation. excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, ~options, warrants or other rights exercisable to acquire additional securities of the issuer. 500 not include deferred compensation.

ITEM 8—COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106 (in Quebec, Regulation 45-106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. 0 No 0 Yes If yes, indicate number of persons compensated. D a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. 0 No 0 Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual I I I I Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual IPARADIGM CAPITAL INC./ PARADIGME CAPITAL INC. I Firm NRD number 13450 I(if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal It] No D Yes b) Business contact information If a firm NRD number is not provided in Item B(a), provide the business contact information of the person being compensated. Street address I I Municipality I I Province/State I I Country I I Postal code/Zip code I I Email address I I Telephone number I I c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part 8(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45-106 (in Quebec, Regulation 45-106 respecting Prospectus Exemptions) for the purposes of completing this section. D Connected with the issuer or investment fund manager D Insider of the issuer (other than an investment fund) D Director or officer of the investment fund or investment fund manager D Employee of the issuer or investment fund manager 0 None of the above d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item B(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid .... I $ _2_5_9_,9_3_4_.2_s_o_o _________,  Value of all securities distributed as compensation 4 1 $0.0000 Security code 1 Security code 2 Security code 3 Security codes OPT 170,461 compensation options. Each option exercisable to acquire 1 common share at $1.65 Describe terms of warrants, options or other rights until Sept 16, 2027 Other compensation 5 Describe Total compensation paid ..... I $ _2_5_9_,9_3_4_.2_s_o_o _________,  D Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation. excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, i.n.d!J.diag options, warrants or other rights exercisable to acquire additional securities of the issuer. 500 not include deferred compensation. ITEM 9—DIRECTORS, EXECUTIVE OFFICERS AND PROMOTERS OF THE ISSUER If the issuer is an investment fund, do not complete Item 9. Proceed to Item 10. Indicate whether the issuer is any of the following (select the one that applies—if more than one applies, select only one). 0 Reporting issuer in a jurisdiction of Canada D Foreign public issuer D Wholly owned subsidiary of a reporting issuer ~————————————-~ in any jurisdiction of Canada 6 Provide name of reporting issuer D Wholly owned subsidiary of a foreign public issuer ~————————————-~ 6 Provide name offoreign public issuer D Issuer distributing only eligible foreign securities and the distribution is to permitted clients only 7 . If the issuer is at least one of the above, do not complete Item 9(a)—(c). Proceed to Item 10. 6 An issuer is a wholly owned subsidiary of a reporting issuer or a foreign public issuer if all of the issuer’s outstanding voting securities, other than securities that are required by law to be owned by its directors, are beneficially owned by the reporting issuer or the foreign public issuer, respectively. 7 Check this box if it applies to the current distribution even if the issuer made previous distributions of other types ofsecurities to non-permitted clients. Refer to the definitions of “eligible foreign security’’ and “permitted client” in Part 8(1 J of the Instructions. D If the issuer is none of the above, check this box and complete Item 9(a)-(c). a) Directors, executive officers and promoters of the issuer Provide the following information for each director, executive officer and promoter of the issuer. For locations within Canada, state the province or territory, otherwise state the country. For “Relationship to issuer: “D”—Director, “O”—Executive Officer, “P” -Promoter. Business location of non-individual Relationship to issuer Organization or Family First Secondary or residential jurisdiction of {select all that apply) given individual company name name name given names Province or country D 0 p b) Promoter information If the promoter listed above is not an individual, provide the following information for each director and executive officer of the promoter. For locations within Canada, state the province or territory, otherwise state the country. For “Relationship to promoter’: “D”—Director, “O”—Executive Officer. Residential jurisdiction Relationship to promoter {select Organization or Family First given Secondary given of individual one or both if applicable) company name name name names Province or country D 0 c) Residential address of each individual Complete Schedule 2 of this form providing the full residential address for each individual listed in Item 9(a) and (b) and attach to the completed report. Schedule 2 also requires information to be provided about control persons. ITEM 10—CERTIFICATION Provide the following certification and business contact information of an officer, director or agent of the issuer or underwriter. If the issuer or underwriter is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer’s trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund. The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer or underwriter to prepare and certify the report on behalf of the issuer or underwriter. If the report is being certified by an agent on behalf of the issuer or underwriter, provide the applicable information for the agent in the boxes below. If the individual completing and filing the report is different from the individual certifying the report, provide the name and contact details for the individual completing and filing the report in Item 11. The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form.

Securities legislation requires an issuer or underwriter that makes a distribution of securities under certain prospectus exemptions to file a completed report of exempt distribution. By completing the information below, I certify, on behalf of the issuer/underwriter/investment fund manager, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete. Name of Issuer/ I investment fund Mayfair Gold Corp. manager/agent Full legal name ~I ___c_A_M_P_B_EL_L ___ ~ ____ N_i_ch_o_l_as ____ ~————~ Family name First given name Secondary given names Title IChief Executive Officer Telephone number I+1 (604) 889-3253 Email address I nick@mayfairgold.ca Signature I“Nicholas Campbell” Date 2025 09 22 YYYY MM DD ITEM 11—CONTACT PERSON Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10. D Same as individual certifying the report Full legal name ~I ___ J_O_H_N_SO_N___ ~ ____s_a_u_n_d_ra ____ ~————~ Family name First given name Secondary given names Title ILaw Clerk Name of company ICASSELS BROCK & BLACKWELL LLP Telephone number Email address I sjohnson@cassels.com NOTICE—COLLECTION AND USE OF PERSONAL INFORMATION The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation. If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form. Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested. By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada:

a) has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedule 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority’s or regulator’s indirect collection of the information, and b) has authorized the indirect collection of the information by the securities regulatory authority or regulator.